EXHIBIT 4.17

                          AMENDMENT TO PROMISSORY NOTE

This Amendment is effective the 29th day of September 2006 by and between InComm Holdings, Corp. ("InComm"), a Nevada corporation and Binyomin Rabinowitz ("Rabinowitz"), an individual residing in the state of New Jersey.

                                    RECITALS

         InComm and Rabinowitz are parties to a certain Promissory Note dated April 11, 2006 (Agreement);

         InComm and Rabinowitz desire to amend the Agreement as it relates to them;

         NOW THEREFORE, in consideration of the premises, agreements, covenants and obligations herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby amend the Agreement.

         I. The introductory paragraph is amended to read as follows:

         TRADEQUEST INTERNATIONAL INC., d/b/a INCOMM HOLDINGS, CORP., a Nevada corporation ("Borrower"), for value received hereby promises to pay to the order of Binyomin Rabinowitz, an individual residing in the state of New Jersey, ("Holder"), in the manner set forth below, the principal sum of One Hundred Thousand Dollars ($100,000) together with a premium payment in the amount of Fifty Thousand Dollars ($50,000), with the principal balance and premium being due and payable on or before the Borrower's receipt of it's third tranche of financing, or any other source of financing, but no later than February 28, 2006, (the "Maturity Date"). Prior to the Maturity Date, Borrower shall pay Holder Thirty Thousand Dollars ($30,000) upon receipt of Holder's second tranche of financing, which is due Borrower subsequent to the Borrower's filing of its Registration Statement. The balance then due shall be payable on or before the Maturity Date. In addition to the foregoing, for each dollar loaned by the Holder to the Borrower, the Holder shall receive 0.50 warrants, or FIFTY THOUSAND (50,000) warrants (the "Warrants"). Each Warrant(s) shall be exercisable at FIFTY CENTS ($.50) per common share of the Borrower (the "Warrant Shares"), for a period of no more than THREE (3) years from the date of this Note's execution (the "Exercise Period"). Furthermore, Holder shall also receive FOUR HUNDRED FIFTY THOUSAND (450,000) restricted shares of the Borrower. In the event that Borrower does not pay Holder by the

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Maturity Date, Holder shall extend the Maturity Date by THIRTY, (30) days and be automatically entitled to receive an additional TWENTY FIVE THOUSAND (25,000) restricted shares of Borrower. All shares and/or warrants issued to Holder by Borrower shall have piggyback registration rights.

II. Paragraph 5 is amended to read as follows:

         Costs of Collection. The Borrower shall reimburse the Holder, on demand, for any and all costs and expenses, including reasonable attorneys' fees and court costs, incurred by the Holder in collecting or otherwise enforcing this Note.

         III. The parties agree that all the provisions of the Agreement will remain valid and enforceable and shall not be affected by this Amendment with the exception of the change made in the introductory paragraph to the premium payment.

         The undersigned parties certify to having read this Amendment to the Agreement and that it correctly states the new terms and conditions set forth above as amendment to the Agreement and hereby approve said Amendment to the Agreement.


         INCOMM (Borrower)                       RABINOWITZ (Holder)



         /s/ Luis Alvarez                        /s/ Binyomin Rabinowitz
         ----------------                        -----------------------
         Luis Alvarez, Chairman & CEO            Binyomin Rabinowitz

         Date: September 29, 2006                Date: September 29, 2006

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